Exhibit 99.3

Execution Version

DATED 12 November 2024

GENOMICS INNOVATIONS COMPANY LIMITED

as Lender

and

CENTOGENE GMBH

as Borrower

SHORT TERM LOAN FACILITY AGREEMENT

Al-Tatweer Towers, 7th Floor, Tower 1
King Fahad Highway
PO Box 17411
Riyadh 11484, Saudi Arabia

www.lw.com

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

THIS SHORT TERM LOAN FACILITY AGREEMENT (this “Agreement”) is dated 12 November 2024 (“Effective Date”) and is made by and between:

(1)	GENOMICS INNOVATIONS COMPANY LIMITED, a company organized under the laws of the Kingdom of Saudi Arabia with a registered office at Building No. 3936, 6651 Al Nakheel District, 12382 Riyadh, Kingdom of Saudi Arabia (“Lender”); and

(2)	CENTOGENE GMBH, a limited liability company incorporated under the laws of Germany, having its registered office at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register at the local court of Rostock under registration no. HRB 14967, (“Borrower”, together, the “Parties” and each a “Party”).

WHEREAS:

The Lender has agreed to advance a short term loan facility to the Borrower to facilitate the cash-flow needs of the business of the Borrower on and subject to the terms of this Agreement.

IT IS HEREBY AGREED:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement unless otherwise defined in this Agreement or unless the context otherwise requires, terms used shall have the following meaning:

“Advance” means an advance each equal to the amount made or to be made available to the Borrower on each Disbursement Date pursuant to Clause 4 and in the values set out under Schedule 1 (Disbursement Schedule), and each reference to an advance amount shall mean the relevant advance as further described under Schedule 1 (Disbursement Schedule).

“Advance Date” means the date of a proposed drawing or the first day of an Interest Period, as appropriate.

“Availability Period” means the period from the Effective Date until the Long Stop Date.

“Business Day” means a day (other than a Friday, Saturday or Sunday) which is a day for trading by and between banks in deposits denominated in the relevant currency in Germany and the Kingdom;

“CCP” means Charme IV, an Italian Fund represented by Charme Capital Partners Limited, registered in England and Wales, 09487131, registered office at 7th Floor, 3 St James’s Square, London, SW1Y 4JU, United Kingdom.

“CCP SPA” means the share purchase agreement entered into between CCP and NV, on or around the Effective Date, in connection with the acquisition of the entire issued share capital of the Borrower.

“CCP’s SPA’s Conditions” has the meaning given to it under the CCP SPA, and excluding any required antitrust approval by the General Authority for Competition in the Kingdom.

“Collections” means, in respect of any Receivable as follows:

(a)	all cash collections and other cash proceeds of the Receivable in respect of the relevant Saudi Ajal Agreement, including, without limitation, all finance charges (if any), all VAT (if any) and cash proceeds of any Related Rights;

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

(b)	any proceeds received by the Borrower from insurance policies; and

(c)	any cash collections and proceeds received as recoveries in respect of defaulted Receivables, including where collected via a debt collection agency.

“Commercial Agreements” means the Consultancy Agreement, the Laboratory Services Agreement and the Technology Transfer and Intellectual Property License Agreement, each as amended.

“Consultancy Agreement” means the Consultancy Agreement dated 27 November 2023, as amended by Variation Agreement No.1 dated 12 May 2024 and Variation Agreement No. 2 dated on or around the Effective Date and executed between the Lender and NV, as novated to the Borrower on or about the date hereof.

“Convertible Loan Documentation” means (i) the Amendment and Restatement Agreement Relating to the Loan Agreement dated 26 October 2023 and (ii) the Subordination Agreement amendment between the Lender and Oxford Finance LLC.

“Default” means any event or circumstance which with the giving of notice or the lapse of time or the satisfaction of any other conditions (or any combination thereof) would constitute an Event of Default.

“Disbursement Date” means the corresponding Disbursement Date for each Advance as further set out under Schedule 1 (Disbursement Schedule) during the Availability Period, in each case subject to satisfaction or waiver of the relevant conditions set out in Clause 3.1 or 4.2 as the case may be, or, in each case, such other date agreed by the Parties.

“Dispute” has the meaning given to it in Clause 22.1.

“Disputing Parties” has the meaning given to it in Clause 22.1.

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, deed of trust, hypothecation, security interest or other encumbrance of any kind securing any obligation of any person.

“Event of Default” means any of the events or circumstances set out in Clause 11.

“Facility” means the short term loan facility in the maximum principal amount of Fifteen Million Euros (€15,000,000) being made available to the Borrower in accordance with the terms and conditions of this Agreement.

“First Advance” means the First Advance as described in Schedule 1 (Disbursement Schedule).

“Kingdom” means the Kingdom of Saudi Arabia.

“Interest” means a PIK Interest in the rate of eight percent (8%) applicable to an Advance for each relevant Interest Period.

“Interest Period” has the meaning given to it in Clause 6.1.

“Laboratory Services Agreement” means the Laboratory Services Agreement dated 27 November 2023 and executed between the Lender and NV, as novated to the Borrower on or about the date hereof.

“Loan” means the total amount of all Advances from time to time outstanding under this Agreement.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

“Long Stop Date” means the long stop date as specified under the CCP SPA.

“Material Adverse Effect” means any change, event, effect, state of facts or occurrence arising after the Effective Date that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the assets, liabilities, results of operations, financial condition or business of NV or the Borrower and its subsidiaries taken as a whole, or (b) the ability of the Borrower to perform its obligations under this Agreement.

“Milestone Fee” has the mean given to it under the Consultancy Agreement.

“Monthly Forecast” means the management presentations with details of P&L, Revenues, Expenses, Working Capital with Cash position forecast that is provided by the Borrower to the Lender in accordance with Clause 4.2(d) during the Availability Period and, as approved by the Lender, from time to time.

“NV” means Centogene N.V, a public company (naamloze vennootschap) organized under the laws of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany, the wholly owned parent of the Borrower.

“Oxford” means Oxford Finance LLC.

“Oxford Loan” means Loan and Security Agreement, dated as of January 31, 2022 among the NV, the Borrower, Centosafe B.V., Oxford and other lenders party thereto from time to time, as amended, supplemented, restated, renewed, replaced, refinanced or extended from time to time.

“Oxford Subordination Agreement” means the subordination agreement entered into between the Borrower and Oxford, on or around the Effective Date.

“PIC” means Pharmaceutical Investment Company, a closed joint stock company incorporated pursuant to the laws of the Kingdom, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA.

“PIK Interest” means any portion of interest that, in lieu of being paid in cash is capitalized and added to the principal amount of the Advance.

“Pledged Receivables” means the Receivables pledged under the Receivables Pledge Agreement.

“Receivables” means all amounts receivable under the Saudi Ajal Agreements and their Related Rights now existing which have arisen from March 1, 2024, and which shall arise after the date hereof, and their Related Rights to be obtained under the Saudi Ajal Agreement and “Receivable” shall refer to the receivables under each Saudi Ajal Agreement, in each case as set out in Schedule 2 (Receivables And Saudi Ajal Agreements) with respect to existing Receivables and as notified from time to time by the Borrower to the Lender in connection with future Receivables.

“Receivables Pledge Agreement” means a receivables pledge agreement in the form of Schedule 3 (Receivables Pledge Agreement) entered into or to be entered into by the Borrower in favour of the Lender pursuant to Clause 3.1(e) in connection with the Receivables, and includes all supplements and amendments thereto from time to time in force.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

“Related Rights” means, in respect of any Receivable:

(a)	all deposits, guarantees, rights under any insurance policy written for the benefit of the Borrower, indemnities, warranties and other agreements or arrangements of whatever character from time to time supporting or securing payment of that Receivable, to the extent transferable in accordance with their terms and under applicable law;

(b)	all rights to receive and obtain payment under a Saudi Ajal Agreement relating to the relevant Receivable (including, without limitation, any right to demand, sue for, recover, receive and give receipts for payment of any amount or any other right to enforce against the relevant Saudi Ajal Obligor in so far as it relates to the Receivable);

(c)	any contractual rights the Borrower may have to enforce, or giving rise to a cause of action in respect of, any Receivable, which may exist as at the origination date of the relevant Saudi Ajal Agreement or at any time in the future; and

(d)	all proceeds (including, any Collections), however arising, of the payment or repayment, sale or other disposal (including for debt management purposes) or enforcement of, or dealing with, decree or judgment relating to the Receivable and any pledge, retention of title or other security for its payment.

“Restricted Uses” means any of the following:

(a)	the declaration, making or payment of any dividend;

(b)	the distribution, repurchase, repayment, redemption or return of any share capital or loan stock;

(c)	the payment of any sum to, or entering into any transaction with any directors, officers or employees of the Borrower or NV unless disclosed in writing to Lender prior to the date hereof and Lender has consented to the same;

(d)	the payment of any bonuses or other incentives to any employee, former employee, or to any other person unless disclosed in writing to Lender prior to the date hereof and Lender has consented to the same;

(e)	the upward revision of the terms of remuneration of any employee otherwise than in accordance with past practice;

(f)	the making of any gift or other gratuitous payment with an aggregate value above (SAR 25,000);

(g)	any other expenditures not set out in the last Monthly Forecast;

(h)	the making of or entering into of any agreement or arrangement relating to any of the foregoing matters.

“Saudi Ajal Agreements” means the agreements referred to under Schedule 2 (Receivables And Saudi Ajal Agreements), and each shall be referred to as a “Saudi Ajal Agreement”.

“Saudi Ajal Obligor” means a counterparty to a Saudi Ajal Agreement, including any distributor.

“SCCA” has the meaning given to it in Clause 22.2.

“Shareholders Agreement” means the shareholders’ agreement to be executed between CCP, PIC and Blitz F24-481.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

“Tangible Net Worth” means, on any date, the sum of the paid-up share capital, any share premiums, general and legal reserves of the Borrower, prior years’ retained earnings and profits or losses and the current year’s net profits or losses of the Borrower, but excluding reserves for the revaluation of assets or any amount attributable to goodwill or other intangible assets.

“Technology Transfer and Intellectual Property License Agreement” means Technology Transfer and Intellectual Property License Agreement on 27 November 2023, as amended by Variation Agreement No. 1 dated 12 May 2024 and Variation Agreement No. 2 dated October 3, 2024, executed between the Lender and NV, and as novated to the Borrower on or about the date hereof.

“Total Liabilities” means, on any date, all the liabilities of the Borrower, including Current Liabilities and full provision for contingent liabilities and all other liabilities falling due after one (1) year from the relevant date.

“Transaction” means the prospective direct or indirect acquisition by CCP and PIC of the entire share capital of the Borrower, under a series of simultaneous transactions to restructure the business of NV and as further described under the Transaction Documents.

“Transaction Completion” has the meaning given to it in Clause 5.1.

“Transaction Documents” means this Agreement, the Commercial Agreements, and the CCP SPA, the Shareholders Agreement, the Convertible Loan Documentation and any ancillary documents referenced thereunder.

“URRMA” means the Unified Registry of Rights on Moveable Assets established in the Kingdom of Saudi Arabia and regulated by the regulations issued pursuant to the resolution of the Minister of Commerce No. 512 dated 14/08/1441H. (corresponding to 7 April 2020G.) and published in Um Al-Qura on 17/08/1441H. (corresponding to 10 April 2020G.), or any other successor entity or forum.

1.2	Interpretation

In this Agreement:

(a)	unless specified otherwise, references in this Agreement to any Clause or Schedule shall be to a clause or schedule contained in this Agreement;

(b)	the headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement; and

(c)	references to this Agreement include this Agreement as amended or varied in accordance with its terms.

1.3	Third Party Rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a party has no right to enforce or enjoy the benefit of any of this Agreement.

(b)	Unless expressly provided to the contrary in this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

2.	Facility Amount and Purpose

2.1	Amount

This Agreement sets out the terms upon which the Lender is willing to make the Facility available to the Borrower.

2.2	Purpose

The Borrower shall only use the proceeds of Advances solely to fund the required cash flow of the Borrower in accordance with the Monthly Forecast. The Borrower shall not use any portion of Advances for any Restricted Use; provided, however, that, for the avoidance of doubt, the Borrower may use the proceeds of Advances to pay any of its operational, Transaction, liquidation, and restructuring costs and expenses to the extent such costs and expenses are included in the Monthly Forecast. The Lender shall, however, have no responsibility for monitoring the application by the Borrower of such proceeds.

3.	Conditions Precedent

3.1	Prior to the First Advance, the Lender shall not be obliged to advance funds to the Borrower under this Agreement unless the Lender has received in form and substance satisfactory to it:

(a)	the Commercial Agreements having been novated in their entirety to the Borrower;

(b)	the CCP SPA having been executed;

(c)	in respect of the Borrower and NV:

(i)	a solvency certificate or equivalent declaration by the Borrower and NV’s boards as at the date hereof; and

(ii)	certified copies of the Saudi Ajal Agreements and related purchase orders, invoices, and evidence of completion of services and all other documentations related to the Receivables;

(d)	the Borrower shall have received the consent under the Oxford Loan to the transactions contemplated by this Agreement and the Transaction Documents which shall be in full force and effect and in form and substance reasonably satisfactory to the Lender;

(e)	the Receivables Pledge Agreement in the form of Schedule 3 (Receivables Pledge Agreement) duly executed by the Borrower in favour of the Lender and the amount of the Pledged Receivables is equal to at least the value of the First Advance;

(f)	the security interest under the Receivables Pledge Agreement having been duly registered at the URRMA;

(g)	a certified true copy of a duly adopted resolution of the board of the Borrower approving the Facility and this Agreement and authorising a person or persons to execute and deliver this Agreement, and all notices of drawing and other documents required in connection with this Agreement, together with the specimen signatures of such person(s);

(h)	no event shall have occurred which would cause, or be reasonably likely to cause, any Material Adverse Effect to occur on or prior to the date of the first Advance and any subsequent Advance; and

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

(i)	the representations, warranties and covenants of the Borrower in Clause 10 hereof are true and correct in all material respects.

4.	Drawing of Advances

4.1	The Borrower may draw the First Advance under the Facility on the relevant Disbursement Date subject to satisfaction or waiver of the conditions set out in Clause 3.1.

4.2	Following the First Advance, the Borrower may draw other Advances under the Facility on each Disbursement Date during the Availability Period, in each instance, subject to the following conditions:

(a)	the Transaction Documents having been executed between its relevant parties;

(b)	a solvency certificate or equivalent declaration in respect of the Borrower and NV as at each Disbursement Date;

(c)	solely with respect to any Advance prior to Transaction Completion:

(i)	monthly written notice by the Borrower to the Lender providing the details and breakdown of the additional Pledged Receivables in accordance with the corresponding Pledged Receivable amount set forth under Schedule 1 (Disbursement Schedule);

(ii)	future receivables notice by the Borrower to the Lender in accordance with the Receivables Pledge Agreement;

(iii)	a security interest in relation to each Advance under the Receivables Pledge Agreement having been duly registered with the URRMA;

(iv)	certified copies of the Saudi Ajal Agreements and related purchase orders, invoices, and evidence of completion of services and all other documentations related to the new Receivables;

(d)	solely with respect to any Advance prior to Transaction Completion, the Borrower shall have provided the Monthly Forecast to the Lender during the last ten (10) Business Days of every month, and the Lender shall have approved it at least by six (6) Business Days, prior to the end of the month;

(e)	the Lender shall have received at least by 11 a.m. five (5) Business Days’ prior written notice of the drawing, such notice to be in the form of Schedule 1 (Notice of Drawing);

(f)	no Event of Default or Default shall have occurred and be continuing;

(g)	no event shall have occurred which would cause, or be reasonably likely to cause, any Material Adverse Effect to occur on or prior to the date of the first Advance and any subsequent Advance; and

(h)	the representations, warranties and covenants of the Borrower in Clause 10 hereof are true and correct in all material respects; and

(i)	the drawing of the Advance will not result in the total amount available under the Facility being exceeded,

provided that a notice of drawing in the form of Schedule 1 (Notice of Drawing) once received by the Lender shall be irrevocable and the Borrower shall be bound to make a drawing in accordance therewith, except as otherwise provided in this Agreement.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

4.3	Any part of the Facility undrawn at the end of the Availability Period shall be cancelled.

5.	Repayment of Loan

5.1	Recharacterization of Loan if the Transaction is Completed

Subject to the provisions of this Agreement, if the Transaction is completed in accordance with the Transaction Documents (“Transaction Completion”), the following shall apply:

(a)	the Loan and any Interest accrued until the date of the Transaction Completion shall be recharacterized into an advance payment made by the Lender to the Borrower of the Milestone Fees (as applicable) under the Consultancy Agreement (provided that, for the avoidance of doubt, any remaining amounts to be paid pursuant to the Consultancy Agreement are made in full and without deducting any accrued Interest);

(b)	any amount of the Loan not already advanced at the date of the Transaction Completion shall be advanced in accordance with the terms of the Consultancy Agreement;

(c)	the relevant provisions of Variation Agreement No. 2 to Consultancy Agreement shall immediately enter into effect and replace the terms of this Agreement in its entirety; and

(d)	this Agreement shall automatically terminate and become null and void.

5.2	Repayment if the Transaction is not Completed

Subject to the provisions of this Agreement, if the Transaction is not completed in accordance with the Transaction Documents by the Long Stop Date, the balance (if any) of the Loan together with all accrued and capitalized Interest and other monies outstanding in connection with the Facility shall be become due and payable and shall be repaid immediately by the Borrower to the Lender in one (1) instalment within 5 Business Days of the Long Stop Date.

5.3	Receivables Pledge Agreement Enforceability

(a)	If the Loan together with all accrued Interest and other monies outstanding in connection with the Facility is not repaid in accordance with Clause 5.2, the Lender shall have the right to immediately enforce the Receivables Pledge Agreement for the due and full payment and discharge of the Loan together with all accrued Interest thereon and other monies outstanding in connection with the Facility.

(b)	The Borrower hereby irrevocably authorises and empowers the Lender to take or to cause any formal steps to be taken for the purpose of perfecting the Receivables Pledge Agreement, if the Borrower has failed to comply with such perfection steps within ten (10) Business Days of being notified of that failure and, undertakes to take any such steps itself if so directed by the Lender.

(c)	The Borrower hereby authorises and empowers the Lender to collect and exercise any rights and claims in respect of the Receivables in accordance with the Saudi Ajal Agreements.

(d)	Each of the Parties acknowledges and agrees that, upon exercise of the Receivables Pledge Agreement and the transfer of any Receivable and Related Rights to it in accordance with this Clause 5.3:

(i)	the Lender shall have all the rights of ownership and property in respect of that Receivable and Related Rights, including but not limited to the related Collections;

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

(ii)	the Borrower shall instruct Saudi Ajal Obligors to make all payments in respect of the Receivables directly into the bank account notified by the Borrower; and

(iii)	Borrower’s present and future right, title and interest in, to and under each Receivable and Related Rights transferred in accordance with this Clause 5.3 is hereby transferred to the Lender; and

(iv)	Borrower hereby agrees and acknowledges that, if Lender determines that any action is necessary for the protection of its interests in the Receivables, Lender shall be entitled to take any action which it reasonably considers to be necessary in order to protect, preserve or enforce Lender’s rights against the Saudi Ajal Obligors in respect of Receivables.

6.	Interest

6.1	Interest Periods

The Interest Periods applicable to the Advances during the Availability Period shall be one (1), two (2) or three (3) months as selected by the Borrower provided that they do not mature later than the Long Stop Date and thereafter all Interest Periods shall be three (3) months provided that:

(a)	the first Interest Period in relation to each Advance shall commence on the date on which that Advance is made;

(b)	each Interest Period (except the first Interest Period in relation to each Advance) shall commence on the last day of the preceding Interest Period; and

(c)	each date on which a repayment is to be made hereunder must be the last day of an Interest Period.

6.2	Rate

The Interest shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

6.3	Payment of Interest

The Borrower shall add accrued Interest on each Advance to the principal as a payment in kind on the last day of the Interest Period relating to that Advance. No interest shall be payable on or before the Long Stop Date of the CCP SPA.

7.	Payments

7.1	General

All payments to be made by the Lender shall be made to the following bank account of the Borrower:

Bank name: [***]

Bank address: [***]

Bank code: [***]

Bank account: [***]

IBAN: [***]

BIC/SWIFT: [***]

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

7.2	Business Days

If any sum would otherwise become due for payment hereunder on a day which is not a Business Day, such sum shall become due on the next succeeding Business Day and the amount of Interest shall be adjusted accordingly, except that if a payment would thus become due in another calendar month such payment shall become due on the immediately preceding Business Day.

7.3	Full

All sums payable by the Borrower under this Agreement shall be paid in full without set-off or counterclaim and free and clear of and without any deduction or withholding for or on account of any present or future taxes, duties, levies, imposts or charges of any nature. If the Borrower or any other person is required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment, the Borrower shall, together with such payment, pay such additional amount as will ensure that the Lender receives (free and clear of any tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required. The Borrower shall promptly forward to the Lender copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over the relevant taxation or other authority.

7.4	Accounts

The Lender shall maintain in accordance with its usual practice a set of accounts evidencing the amounts lent to and from time to time owing by the Borrower hereunder. In any legal action in connection with this Agreement and otherwise for the purposes hereof the entries made from time to time in such accounts shall, in the absence of manifest error, be conclusive and binding on the Borrower as to the existence and amounts of the obligations of the Borrower recorded therein.

8.	Change in Circumstances

8.1	Illegality

If it becomes unlawful for the Lender to give effect to its obligations hereunder, the Lender shall so notify the Borrower in writing, whereupon the Lender’s obligation to make available or maintain Advances or the Loan, as appropriate, shall cease. The Borrower shall within thirty (30) days after such notification, or such longer or shorter period as the Lender shall certify as being permitted by the relevant law, repay the Loan together with all Interest accrued thereon to the date of repayment and any other moneys then owing to the Lender.

9.	Fees and Expenses

9.1	Expenses

The Borrower shall forthwith on demand and whether or not any Advance is made, reimburse the Lender for all costs, charges and expenses (including legal fees and all other out-of-pocket expenses) incurred by it in connection with the enforcement of the Receivables Pledge Agreement.

9.2	Enforcement Costs

The Borrower shall from time to time forthwith on demand reimburse the Lender for all costs, charges and expenses (including legal and other fees, costs and charges on a full indemnity basis and all other out-of-pocket expenses) incurred by it in the suing for or seeking to recover any sum due or otherwise preserving or enforcing its rights under this Agreement, and the Receivables Pledge Agreement.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

9.3	Taxes

The Borrower shall pay all present and future stamp and other like duties and taxes and all notarial, registration, recording and other like fees which may be payable in respect of this Agreement and the Receivables Pledge Agreement and shall indemnify the Lender against all liabilities, costs and expenses which may result from any default in paying such duties, taxes or fees.

10.	Representations; Warranties and Undertakings

The Borrower represents and warrants to the Lender that the representations, warranties and undertakings set out in Schedule 5 (Representations, Warranties and Undertakings) are true and accurate in all material respect as at the Effective Date and at any Advance date.

11.	Events of Default

The Lender may by written notice to the Borrower declare any undrawn portion of the Facility cancelled and declare the amount of the Loan, accrued Interest thereon and all other sums payable under this Agreement to be, whereupon the same shall become, immediately due and payable if any of the following occurs:

(a)	the Borrower fails to pay any sum payable under this Agreement on the due date and otherwise in accordance with the provisions of this Agreement;

(b)	the Borrower fails to perform any other of its obligations under this Agreement (which is not a specific Event of Default described elsewhere in this Clause 11) and (if such failure is in the opinion of the Lender capable of remedy) does not remedy such failure within fourteen (14) days after receipt of written notice from the Lender requiring it to do so;

(c)	any representation or warranty made by the Borrower in this Agreement or in any notice or other document delivered pursuant to this Agreement is or is found to have been untrue or inaccurate in any material respect at any time;

(d)	a default occurs under the provisions of any agreement or instrument evidencing or securing indebtedness (including any guarantee or similar obligation) of the Borrower or any such liability of the Borrower becomes or may be declared due prior to its stated maturity;

(e)	any proceedings are commenced or an order is made or a resolution is passed for the winding-up, dissolution or bankruptcy of the Borrower or the Borrower stops payments to its creditors generally or is unable or admits its inability to pay its debts as they fall due or ceases to carry on its respective business;

(f)	any litigation, arbitration or administrative proceedings are brought against the Borrower which in the opinion of the Lender may have a material adverse effect on the Borrower; or

(g)	any situation occurs which in the reasonable opinion of the Lender may have a material adverse effect on the Borrower.

12.	Set-Off

Solely if the Transaction is not completed by the Long Stop Date, Lender shall have the right to set-off (or similar right) and deduct the amount of the Loan from any amount due and payable to Lender under any agreement entered into between Borrower, NV or any of their affiliates and the Lender, PIC, or any of their affiliates.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

13.	Assignment and Transfer

13.1	Assignment by the Lender

The Lender may assign or transfer all or any of its rights and obligations under this Agreement without the consent of the Borrower, provided that any assignee of the Lender shall be required to become a party to the Oxford Subordination Agreement concurrently with such assignment.

13.2	Assignment by the Borrower

The Borrower may not assign, transfer or dispose of all or any of their rights, benefits or obligations under this Agreement.

14.	Notices

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address or telex number or fax number set out below (or such other address or telex number or fax number as the addressee has by five (5) days’ prior written notice specified to the other party):

To the Borrower	:	Thomas Wiedermann, Chief Restructuring Officer
Peter Bauer, Chief Medical & Genomic Officer
Attention	:	Thomas Wiedermann, Peter Bauer
E-mail address	:	thomas.wiedermann@centogene.com, peter.bauer@centogene.com
Address	:	CENTOGENE GmbH
Am Strande 7
18055 Rostock
Germany

To the Lender	:
Attention	:	Chairman – Jeremy Panacheril
E-mail address	:	jpanacheril@lifera.com.sa
Address	:	Riyadh, Saudi Arabia

Any notice, demand or other communication so addressed to the relevant party shall, unless otherwise specified in this Agreement, be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address and (b) if given or made by telex or facsimile when despatched with confirmed answerback.

15.	Discretion and Delegation

15.1	Discretion

Any liberty or power which may be exercised or any determination which may be made under this Agreement by the Lender may, subject to the terms and conditions of this Agreement, be exercised or made in its reasonable discretion.

15.2	Delegation

The Lender shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Agreement on such terms and conditions as it shall see fit, which delegation shall not preclude either the subsequent exercise, subsequent delegation or any revocation of such power, authority or discretion by the Lender itself.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

15.3	Liability

The Lender will not be in any way liable or responsible to the Borrower for any loss or liability arising from any act, default, omission or misconduct on the part of any delegate or sub-delegate except to the extent that such loss or liability directly results from the Lender’s (or such delegate’s or sub-delegate’s) fraud, wilful misconduct or gross negligence.

16.	Benefit of the Agreement

The provisions of this Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

17.	Partial Invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

18.	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of a Party, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

19.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery by facsimile or electronic mail of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

20.	Entire Agreement

This Agreement or the other Transaction Documents constitute the entire agreement between the Borrower and the Lender in relation to the transactions, rights and obligations contemplated under the Transaction and supersede any previous agreement, whether express or implied, regarding the transactions, rights and obligations contemplated under the Transaction Documents.

21.	Governing Law

This Agreement and all commodity transactions under this Agreement is governed by, and shall be construed in accordance with, the laws of the Kingdom.

22.	Dispute Resolution

22.1	In the event of any dispute, difference, claim, controversy or question between the Parties, directly or indirectly arising at any time under, out of, in connection with or in relation to this Agreement (or the subject matter of this Agreement) or any term, condition or provision hereof, including any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this Agreement (a “Dispute”), the affected Parties (the “Disputing Parties”) shall first endeavour to settle such Dispute by good faith negotiation. The Parties agree, save as otherwise agreed in writing by the Disputing Parties, that the negotiations shall not exceed fifteen (15) days from the date of the start of such negotiations.

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

22.2	Any Dispute arising out of, or in connection with, this Agreement shall be finally administered by the Saudi Center for Commercial Arbitration (“SCCA”) in accordance with its Arbitration Rules. The arbitration shall be conducted by an arbitration tribunal consisting of three (3) arbitrators, of whom the Lender shall appoint one (1) arbitrator, the Borrower shall appoint one (1) arbitrator and the SCCA shall appoint one (1) arbitrator. The arbitration shall take place in the English language and the seat shall be at the SCCA, in Riyadh, the Kingdom. Judgment for any award rendered may be entered in any court having jurisdiction or an application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be. Nothing in this clause shall preclude any Party from seeking provisional measures to secure its rights from any court having jurisdiction or where any assets of the other Party may be found. The arbitration proceedings contemplated by this clause and the content of any award rendered in connection with such proceeding shall be kept confidential by the Parties.

***

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

Schedule 1

Disbursement Schedule

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

Schedule 2

Receivables and Saudi Ajal Agreements

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

Schedule 3

Receivables Pledge Agreement

Execution Version of the Short Term Loan Facility Agreement between Genomics Innovations Company Limited and Centogene GMBH

SIGNATURE PAGE

IN WITNESS WHEREOF, this Agreement has been signed by the duly authorized representatives of the Parties on the date first above written.

Signed for and on behalf of

GENOMICS INNOVATIONS COMPANY LIMITED (as Lender)

By:	/s/ Jeremy Panacheril

Name:	Jeremy Panacheril

Title:	Chairman

Date:

Signed for and on behalf of

CENTOGENE GMBH (as Borrower)

By:	/s/ Dr. Peter Bauer

Name:	Dr. Peter Bauer

Title:	Chief Medical and Genomic Officer

By:	/s/ Thomas Wiedermann

Name:	Thomas Wiedermann

Title:	Chief Restructuring Officer